Exhibit 99.4

Item 14.    Principal Accountant Fees and Services

Disclosure of KPMG LLP Fees for the Years Ended December 31, 2005 and 2004

For services rendered during or in connection with our fiscal years 2005 and 2004, as applicable, KPMG LLP billed the following fees:

	2005		2004
Audit Fees	$958,000		$1,144,500
Audit-Related Fees	61,000	(1)	30,000	(3)
Tax Fees	213,436	(2)	294,691	(4)
All Other Fees	0		0

(1)	Accounting research and consultations - $50,000, and $11,00 for an employee benefit plan.
(2)	Consisted of $100,840 for tax compliance services and $112,596 for tax advisory services.
(3)	Consisted of $20,000 for accounting research and consultations and other services and $10,000 for an employee benefit plan audit.
(4)	Consisted of $140,347 for tax compliance services and $154,344 for tax advisory services.

Pre-Approval of Audit and Non-Audit Services

Our Audit Committee, which has the sole authority to pre-approve any engagement of CarrAmerica’s independent auditor to provide audit, audit-related or non-audit services, has established policies and procedures for approving all professional services rendered by KPMG LLP. Under our pre-approval policies and procedures, our Audit Committee may not delegate the pre-approval of audit services to management of CarrAmerica but itself must pre-approve all audit services and permissible non-audit services provided by our independent auditors. The Audit Committee generally reviews and approves engagement letters for audit services before the provision of those services commences. For all other services, the Audit Committee has pre-approved the use of KPMG LLP for specific services up to certain pre-determined dollar limits. Any services not specified or services which will exceed the pre-determined dollar limits must be approved by the Chairman of the Audit Committee or another designated member of the Audit Committee. The member to whom such authority is delegated is responsible for reporting action taken to the Audit Committee at its next meeting.